Exhibit 23.1

The Board of Directors

Sonic Solutions:

We consent to the use of our report dated May 1, 2003, with respect to the balance sheets of Sonic Solutions as of March 31, 2003 and 2002, and the related statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2003, and the related financial statement schedule for each of the years in the three-year period ended March 31, 2003, which report appears in the Annual Report on Form 10-K of Sonic Solutions for the fiscal year ended March 31, 2003, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

San Francisco, California

February 4, 2004